Filed Pursuant to Rule 433
Dated November 21, 2019
Registration Statement No. 333-223216
Relating to Preliminary Prospectus Supplement
dated November 21, 2019 to
Prospectus dated February 26, 2018

5.125% Subordinated Debentures due 2059

Issuer:	American Financial Group, Inc.

Ratings (Moody’s / S&P)*:	Baa2 / BBB-

Security Type:	Subordinated Debentures

Par Amount:	$25.00

Size:	$200,000,000

Trade Date:	November 21, 2019

Settlement Date:
December 2, 2019 (T+6)
Since trades in the secondary market generally settle in two business days, purchasers who wish to trade notes on the date hereof or the next three succeeding business days will be required, by virtue of the fact that the notes initially settle in T+6, to specify alternative settlement arrangements to prevent a failed settlement.

Maturity Date:	December 15, 2059

Coupon:	5.125%

Optional Redemption:
The Issuer may redeem the debentures in increments of $25 principal amount:
• in whole at any time or in part from time to time on or after December 15, 2024, at a redemption price equal to the principal amount plus accrued and unpaid interest (including compounded interest, if any) to, but excluding, the date of redemption; provided that if the debentures are not redeemed in whole, at least $25 million aggregate principal amount of the debentures must remain outstanding after giving effect to such redemption;
• in whole, but not in part, at any time prior to December 15, 2024, within 90 days of the occurrence of a “tax event,” at a redemption price equal to the principal amount plus accrued and unpaid interest (including compounded interest, if any) to, but excluding, the date of redemption; or
• in whole, but not in part, at any time prior to December 15, 2024, within 90 days of the occurrence of a “rating agency event,” at a redemption price equal to 102% of their principal amount plus accrued and unpaid interest (including compounded interest, if any) to, but excluding, the date of redemption.

Interest Payment Dates:	March 15, June 15, September 15, and December 15 of each year, commencing on March 15, 2020

Expected Listing:	New York Stock Exchange

Proposed Symbol:	AFGC

Price to Public:	100%

Net Proceeds (before expenses):	$194,877,312.50

Underwriting Discounts & Commissions:	Institutional: 2.00% ($2,047,500.00 total) Retail: 3.15% ($3,075,187.50 total)

CUSIP / ISIN:	025932 880 / US0259328807

Joint Book-Running Managers:	BofA Securities, Inc. Wells Fargo Securities, LLC J.P. Morgan Securities LLC

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC KeyBanc Capital Markets Inc. MUFG Securities Americas Inc. PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

Other	The Issuer intends to use a portion of the net proceeds to redeem its 61⁄4% Subordinated Debentures due September 2054 on or about December 23, 2019.

*Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

No PRIIPs KID — No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

The Issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling BofA Securities, Inc. toll-free at (800) 294-1322, J.P. Morgan Securities LLC, collect at (212) 834-4533 or Wells Fargo Securities, LLC, toll-free at (800) 645-3751.
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